Statement of Financial Condition

Nearwater Capital Markets, Ltd.
December 31, 2025
With Independent Auditors' Report

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nearwater Capital Markets, Ltd.

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☒ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Fleming Court, Fleming's Place 3rd Floor
(No. and Street)

Dublin 4, Dublin
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Pascuzzi	(212) 774-9023	robert.pascuzzi@nearwatercapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

Two Manhattan West	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Pascuzzi _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NEARWATER CAPITAL MARKETS, LIMITED _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> ARBA GJONI
> NOTARY PUBLIC, STATE OF NEW YORK
> Registration No. 01GJ0028515
> Qualified in Kings County
> Commission Expires Sept. 5, 2028

Signature: _____

Title: _____
Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Nearwater Capital Markets, Ltd.
Financial Statements
December 31, 2025

Table of Contents



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Independent Auditors' Report

The Shareholder and Board of Directors
Nearwater Capital Markets, Ltd.:

Report on the Audit of the Financial Statement

Opinion

We have audited the statement of financial condition of Nearwater Capital Markets, Ltd. (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement).

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statement is issued.

Auditors' Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
March 2, 2026

Nearwater Capital Markets, Ltd.
Statement of Financial Condition
December 31, 2025

Assets

Cash		$	360,025,355
Financial instruments owned, at fair value	$ 4,149,072,672		
Financial instruments, pledged as collateral, at fair value	7,692,396,786		
Total financial instruments, at fair value			11,841,469,458
Interest and dividend receivable			53,565,464
Receivables from brokers, dealers and clearing organizations			8,823,807
Other assets			1
		$	12,263,884,085

Liabilities and member's equity

Short-term borrowings from related parties	$	11,293,405,369
Financial instruments sold, not yet purchased, at fair value		205,175,379
Interest and dividend payable		3,314,799
Other liabilities		6,938,955
		11,508,834,502
Equity		755,049,583
	$	12,263,884,085

The accompanying notes are an integral part of this financial statement.

Nearwater Capital Markets, Ltd.
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

1. Organization

Nearwater Capital Markets, Ltd. (the "Company") is a limited company incorporated under the laws of Ireland on April 21, 2021. The Company is a subsidiary of Nearwater Capital Manager, Ltd. (the "Manager"), which is an affiliate of Nearwater Capital, LP ("Nearwater"), a leading global financial services firm focusing on capital markets and financing activities with principal activities in the United States, Europe, and Australia. For purposes of this report, an "affiliate" is defined as Nearwater Capital, LP or a direct or indirect subsidiary of Nearwater Capital, LP.

The Company and all its assets and liabilities are consolidated by the Manager pursuant to Accounting Standards Codification Topic 810, Consolidation. As the sole owner, the Manager directs all day-to-day activities of the Company and maintains sole voting rights.

As of July 12, 2022, Nearwater Capital Markets, Ltd. is conditionally registered with the U.S. Securities and Exchange Commission (the "SEC") as a security-based swap dealer.

Nature of business

The Company is a dealer in security-based swaps, makes markets in security-based swaps, and enters into security-based swaps with counterparties in the ordinary course of business for its own account. The business activities of the Company consist of entering into security-based swap transactions with counterparties and hedging via the underlying reference securities resulting in the Company earning a net financing spread. The Company's counterparties consist of global banks or their affiliates that are also registered as security-based swap dealers with the SEC.

2. Significant accounting policies

Basis of presentation

These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require management to make judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company maintains its records in United States dollars.

Cash

Cash represents funds deposited with a financial institution which may, at times, exceed federal insurance limits.

Receivables from and payables to brokers, dealers and clearing organizations

Receivables from and payables to brokers, dealers and clearing organizations include amounts receivable for cash deposits and payables arising from unsettled trades, respectively.

Nearwater Capital Markets, Ltd.
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

2. Significant accounting policies (continued)

Financial instruments owned and financial instruments sold, not yet purchased, at fair value

Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value and recorded on a trade date basis. The Company enters into over-the-counter ("OTC") derivative transactions, including derivative equity contracts (total return swaps) and derivative currency contracts (cross-currency swaps), for economic hedging purposes and does not designate such instruments as hedging instruments under ASC 815. Derivative equity contracts (total return swaps) are used to hedge equity price risk on referenced underlying equity securities and ETFs. Derivative currency contracts (cross-currency swaps) are used to hedge foreign exchange rate exposure arising from equity securities denominated in non-U.S. currencies.

Where the Company holds legally enforceable master netting agreements, derivative assets and liabilities with the same counterparty are presented on a net basis. Collateral received or posted, consisting primarily of equity securities, exchange-traded funds ("ETFs"), and cash, is not offset against derivative positions and is presented on a gross basis.

The Company excludes accrued interest receivable from the amortized cost basis of the related financial asset. Accrued interest receivable deemed uncollectible is written off in a timely manner by reversing interest income.

See Note 3 for further information regarding fair value hierarchy, valuation techniques, and collateral posted and received, and Note 4 for notional and fair value amounts of derivative activity.

Credit losses

In accordance with ASC 326, Financial Instruments - Credit Losses, the Company evaluates its financial assets measured at amortized cost for expected credit losses. These assets are short-term in nature and primarily due from global banks and their affiliates. Based on an assessment of historical loss experience, counterparty credit quality and current conditions, the Company has determined that no allowance for credit losses is required as of December 31, 2025.

Transfers of financial assets

Transfers of financial assets are accounted for as sales when the Company has relinquished control over the assets transferred, which requires that the assets have been isolated from the Company, the transferee has the right to pledge or exchange the assets, and the Company does not maintain effective control over the transferred assets.

Nearwater Capital Markets, Ltd.
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

2. Significant accounting policies (continued)

Consolidation

The Company determines if an entity is a variable interest entity ("VIE") in accordance with ASC 810, Consolidation. An entity is considered a VIE if it does not meet both of the following characteristics: (1) the equity investors' total investment at risk is sufficient to finance the entity's activities without additional subordinated financial support and (2) the equity investors have the characteristics of a controlling financial interest. If an entity is deemed a VIE, the Company then determines whether to consolidate the entity as the primary beneficiary, which is the party that has both (1) the power to direct the activities that most significantly impact the VIE's economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to that VIE. As of December 31, 2025, the Company did not have any material consolidated VIEs.

Income taxes

During the year, the Company adopted ASU 2023-09, Improvements for Income Tax Disclosures. The adoption did not have a material impact on the Company's statement of financial condition.

The Company is organized as an Irish resident company and qualifies as a Section 110 entity under Irish tax law. As a result of its Section 110 status, the Company is entitled to deduct profit participation payments in determining its taxable income for Irish tax purposes.

For U.S. federal income tax purposes, the Company is treated as a disregarded entity. In accordance with ASC 740, Income Taxes, the Company has elected not to record the impact of income taxes in its financial statements. The net difference between the tax bases and the reported amounts of the Company's assets and liabilities is immaterial to the financial statements.

The Company has evaluated its tax positions in accordance with ASC 740-10 and has determined that it has no uncertain tax positions requiring recognition or disclosure, and does not anticipate a material change to this assessment within the next twelve months.

Nearwater Capital Markets, Ltd.
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

3. Fair value measurement

Fair value hierarchy

In accordance with ASC 820, Fair Value Measurement, the Company uses a three-level hierarchy to classify fair value measurements based on the observability of input:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Observable inputs other than Level 1 quoted prices, either directly or indirectly.
Level 3 – Unobservable inputs significant to the fair value measurement.

The level assigned to a financial instrument reflects the lowest level of any significant input to its fair value measurement.

Valuation techniques

Equity securities and exchange-traded funds are valued using unadjusted quoted prices from active public exchanges. Classified as Level 1.

U.S. Treasury securities are valued using quoted prices from active markets. Classified as Level 1.

Asset-backed securities are valued using quoted prices from broker-dealers or pricing services based on observable market inputs. Classified as Level 2.

Derivative equity contracts (total return swaps) are OTC instruments valued using the quoted price of the referenced equity security or ETF. Classified as Level 2 as the contracts themselves are not traded in active markets.

Derivative currency contracts (cross-currency swaps) are OTC instruments valued using observable inputs including interest rate curves, FX spot and forward rates, and cross-currency basis spreads. Classified as Level 2 as the contracts themselves are not traded in active markets.

Nearwater Capital Markets, Ltd.
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

3. Fair value measurement (continued)

Assets and liabilities measured at fair value

On December 31, 2025, financial instruments owned and securities sold, not yet purchased by the Company are illustrated in the following two tables:

Financial instruments owned, at fair value	Level 1	Level 2	Level 3	Counterparty Netting (1)	Total
Equity securities and ETFs	$ 11,799,741,699	$ -	$ -	$ -	$11,799,741,699
U.S. Treasury securities	1,197,520	-	-	-	1,197,520
Asset-backed securities	-	10,418,839	-	-	10,418,839
Derivative equity contracts	-	235,762,878	-	(205,651,478)	30,111,400
Total	$ 11,800,939,219	$ 246,181,717	$ -	$ (205,651,478)	$ 11,841,469,458

Financial Instruments sold, not yet purchased, at fair value	Level 1	Level 2	Level 3	Counterparty Netting	Total
Derivative equity contracts	$ -	$ 401,324,560	$ -	$ (205,651,478)	$ 195,673,082
Derivative currency contracts	-	9,502,297	-	-	9,502,297
Total	$ -	$ 410,826,857	$ -	$ (205,651,478)	$ 205,175,379

(1) Derivative assets and liabilities with the same counterparty are presented net under legally enforceable master netting agreements. See Note 2 for the Company's netting policy and Note 4 for notional and fair value amounts of derivative activity.

As of December 31, 2025, the following collateral posted and received under legally enforceable master netting arrangements has not been offset in the statement of financial condition:

	Financial Instruments	Cash	Total
Collateral received	$ 1,557,520,000	$ 25,813,907	$ 1,583,333,907
Collateral posted	$ 2,327,003,597	$ 101,872,187	$ 2,428,875,784

Transfers between levels

There were no Level 3 financial instruments and no transfers between levels during the year ended December 31, 2025.

Assets and liabilities not measured at fair value

Other financial instruments, including cash, short-term borrowings from related parties, receivables from and payables to brokers, dealers and clearing organizations, and dividends and interest receivable and payable, are recorded at contract amounts which approximate fair value due to their short-term maturities or market interest rates. Cash is classified as Level 1. All other such instruments are classified as Level 2.

Nearwater Capital Markets, Ltd.
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

4. Derivative instruments

The table below presents the notional and fair value amounts of the Company's derivative activity as of December 31, 2025. Notional amounts are presented on a gross basis.

	Notional ([1])	Fair Value Derivative Assets	Fair Value Derivative Liabilities
Derivative equity contracts	$11,628,249,381	$ 235,762,878	$401,324,560
Derivative currency contracts	611,606,008	–	9,502,297
Total	$12,239,855,389	$ 235,762,878	$ 410,826,857

([1]) Represents the total contract/notional amount of derivative assets and liabilities outstanding.

Counterparty credit risk and netting

Credit risk on derivative instruments is the risk of financial loss resulting from the failure of a counterparty to meet its contractual obligations. The Company manages counterparty credit risk through daily monitoring of net exposures, credit limits, and margin collateral levels. See Note 5 for the Company's market and counterparty risk management framework and Note 3 for collateral posted and received under master netting agreements.

5. Market Risk Management

As described in Note 2, the Company's primary market risk exposures — equity price risk and foreign exchange risk — are economically hedged through total return swaps and cross-currency swaps, respectively. The Company monitors these exposures on a daily basis. While the hedging strategies are designed to substantially offset market risk, residual exposures may arise from timing differences, imperfect correlation, or other factors.

6. Related party transactions

Related party transactions include transactions between the Company and entities under common control, executive officers, the principal owner, and any other person or entity with significant influence over the Company's management or operations. Because of these relationships, the terms of such transactions may differ from those that would result from transactions among unrelated parties.

Services agreement

The Company is party to a services agreement with affiliates of Nearwater (the "Affiliates") pursuant to which the Affiliates provide management, administration, marketing, and other support services to the Company. As of December 31, 2025, amounts payable to the Affiliates under this arrangement totaled $6.9 million, recorded within other liabilities in the accompanying statement of financial condition. Amounts payable are settled at least annually.

Nearwater Capital Markets, Ltd.
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

6. Related party transactions (continued)

Credit agreements

The Company has entered into credit agreements (the "Credit Agreements") with seven wholly-owned subsidiaries of Nearwater (the "Lenders"), entered into between December 2022 and December 2025. Under the Credit Agreements, each Lender retains sole discretion as to whether to make advances to the Company. Loans drawn are short-term in nature, generally due within one year.

Funding Companies (the "Lenders")	Credit Agreement Date
Saugatuck Funding Company, LLC	December 21, 2022
Brigantine Funding Company, LLC	February 13, 2024
Helvetica Funding Company, LLC	October 18, 2024
Reliance Funding Company, LLC	May 16, 2025
Sasco Funding Company LLC	June 18, 2025
Fastnet Funding Company, LLC	June 27, 2025
Tokeneke Funding Company, LLC	December 12, 2025

As of December 31, 2025, the Company had borrowed $11.3 billion in aggregate under the Credit Agreements at a weighted average interest rate of 4.26%, reflected in short-term borrowings from related parties on the accompanying statement of financial condition. For the year ended December 31, 2025, the Company incurred interest expense of $283.1 million in connection with borrowings under the Credit Agreements.

Contributions

During the year ended December 31, 2025, the Manager made capital contributions of $250.7 million to the Company to support its business activities.

Equity

As of December 31, 2025, equity securities issued comprised the following (i) a EUR 1 controlling share and (ii) equity securities representing an economic interest in the business activities of the Company, both of which are owned by the Manager.

Blue Sparrow, LLC

In December 2025, the Company transferred securities to Blue Sparrow, LLC ("BSL"), a special purpose entity formed by affiliates of Nearwater, and concurrently entered into a prepaid forward arrangement for the same securities. There was no net movement of cash resulting from these transactions. Under the collateral provisions of the prepaid forward arrangement, BSL was required to deposit the securities in the Company's custody account at a third party. Because these transactions have been assessed for accounting purposes to not have resulted in a transfer of economic risk or control, the securities were not derecognized. The impact of these transactions is immaterial to the Company's financial statements.

Nearwater Capital Markets, Ltd.
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

7. Net capital requirements

As a security-based swap dealer, the Company is subject to the net capital requirements of the SEC. The Company is required to maintain minimum net capital, as defined under SEC Rule 18a-1, of not less than the greater of $20 million or 2% of the risk margin amount. The Company's net capital and excess net capital as of December 31, 2025, were $521,634,269 and $490,279,219, respectively.

8. Segment reporting

The Company operates as a single reportable segment. The Company's Senior Officer serves as the chief operating decision maker ("CODM") and evaluates business performance using net income and excess net capital, as described in Note 7. The accounting policies used to measure segment profit and loss are the same as those described in Note 2.

9. Subsequent events

The Company has evaluated subsequent events through March 2nd, 2026 and has determined that there are no events that would have a material impact on the financial statements.